UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

(Amendment No. ___)*

Desert Gateway, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
250392305
(CUSIP Number)
January 9, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SD\1261118.2

SCHEDULE 13G

CUSIP 250392305	Page 2 of 6

1	NAME OF REPORTING PERSONS Ligand Pharmaceuticals Incorporated (IRS ID # 77-0160744 )
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ☐ (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE
	5	SOLE VOTING POWER 620,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 620,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.44% (1)
12	TYPE OF REPORTING PERSON CO

(1)
Based on 8,338,837 shares of common stock of Desert Gateway, Inc. outstanding as of December 12, 2012, as reported in Desert Gateway, Inc.’s Current Report of Form 8-K filed with the Securities and Exchange Commission on December 12, 2012.

SD\1261118.2

(2)

CUSIP 250392305	Page 3 of 6

Item 1(a).    Name of Issuer:
Desert Gateway, Inc.
Item 1(b).    Address of Issuer’s Principal Executive Offices:
777 Third Avenue, 22nd Floor, New York, NY, 10017
Item 2(a).    Name of Person Filing:
This Schedule is being filed by Ligand Pharmaceuticals Incorporated, a Delaware corporation.
Item 2(b).    Address of Principal Business Office or, if None, Residence:
11119 North Torrey Pines Road, Suite 200, La Jolla, California, 92037
Item 2(c).    Citizenship:
Ligand Pharmaceuticals Incorporated is a Delaware corporation.
Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.0001 per share.
Item 2(e).    CUSIP Number:
250392305

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	Investment company registered under Section 8 of the Investment Company Act.

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

SD\1261118.2

CUSIP 250392305	Page 4 of 6

Item 4.        Ownership:
The information contained in Items 5 through 11 on the cover pages hereto (including the related footnotes) is incorporated herein by reference.
(a)    Amount beneficially owned: 620,000 shares
(b)    Percent of class: 7.44%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 620,000 shares
(ii)    Shared power to vote or to direct the vote: 0 shares
(iii)    Sole power to dispose or to direct the disposition of: 620,000 shares
(iv)    Shared power to dispose or to direct the disposition of: 0 shares
Item 5.        Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.        Notice of Dissolution of Group:
Not applicable

SD\1261118.2

CUSIP 250392305	Page 5 of 6

Item 10.    Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SD\1261118.2

CUSIP No. 250392305	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2013

Ligand Pharmaceuticals Incorporated

By: /s/ Charles S. Berkman .
Name: Charles S. Berkman
Title: Vice President, General Counsel and Secretary

SD\1261118.2